ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 15, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Dana Brown
Sonia Bednarowski
Beverly Singleton
Lyn Shenk

Re:	Planet Fitness, Inc.
Registration Statement on Form S-1, filed June 22, 2015
File No. 333-205141

Ladies and Gentlemen:

On behalf of Planet Fitness, Inc. (the “Company”), we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 1 to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”) (including certain exhibits). Amendment No. 1 to the Registration Statement reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated July 1, 2015 (the “Comment Letter”) and certain other updated information. For your convenience, the Company is supplementally providing to the Staff a typeset copy of the Registration Statement marked to indicate the changes from the Registration Statement that was filed on June 22, 2015.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in the Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission	-2-	July 15, 2015

Risk Factors, page 19

Our certificate of incorporation designates courts in the State of Delaware, page 44

1.	Please revise your disclosure as appropriate to discuss the validity of Article XII(c) of your Restated Certificate of Incorporation in light of the new Section 102(f) of the Delaware General Corporation Law which will become effective on August 1, 2015. Please also discuss whether you intend to apply Article XII(c) to actions brought under the federal securities laws, including actions brought with both state law claims and federal securities laws claims.

Response to Comment 1:

The Company advises the Staff that, in light of the recent change in the Delaware General Corporation Law referenced by the Staff, the Company has determined to remove the referenced provision from its Restated Certificate of Incorporation. The Company has re-filed Exhibit 3.1 and has revised the Registration Statement on page 46 to remove the related disclosure.

The Recapitalization Transactions, page 48

2.	Please revise to state, if true, that the Merger will occur upon the earlier of (1) the time of pricing of the offering and (2) March 31, 2016. We note statements to this effect in your correspondence to us dated June 9, 2015 and June 17, 2015.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 49 to state that the Merger will occur upon the earlier of (1) the time of pricing of the offering and (2) March 31, 2016.

Exhibit Index

3.	Please include the merger agreement by and among Planet Fitness, Inc. and Planet Fitness Holdings, L.P. as an exhibit to the registration statement with your next amendment or please tell us why this is not required.

Response to Comment 3:

In response to the Staff’s comment, the Company has filed the merger agreement by and between Planet Fitness, Inc. and Planet Fitness Holdings, L.P. as Exhibit 2.1.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7473 or Thomas J. Fraser of our offices at (617) 951-7063.

Very truly yours,

/s/ David A. Fine

David A. Fine

cc:	Chris Rondeau (Planet Fitness, Inc.)

Dorvin Lively (Planet Fitness, Inc.)

D. Rhett Brandon (Simpson Thacher & Bartlett LLP)

John C. Ericson (Simpson Thacher & Bartlett LLP)